Exhibit 99.1

                            Explanation of Responses

     (1) The shares of Common Stock, par value $0.01 per share, of the Issuer reported herein (the "Shares") are held directly by Standard General Master Fund L.P., a Cayman Islands exempted limited partnership ("Standard General Master Fund"). Standard General L.P., a Delaware limited partnership ("Standard General"), serves as the investment manager of Standard General Master Fund and pursuant to an investment management agreement has all investment and voting power with respect to the securities held by Standard General Master Fund. Mr. Soohyung Kim ("Mr. Kim") and Mr. Nicholas J. Singer ("Mr. Singer") have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership, which is in turn the general partner of Standard General. In addition, Mr. Kim and Mr. Singer serve as co-managing members of Standard General Management LLC, a Delaware limited liability company, which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund. Standard General, Mr. Kim and Mr. Singer (Standard General, Mr. Kim and Mr. Singer, together with Standard General Master Fund, the "Reporting Persons") may be deemed to beneficially own the Shares by virtue of the foregoing relationships. In accordance with instruction 4(b)(iv), the entire number of the securities that may be deemed to be beneficially owned by the Reporting Persons is reported herein. Each of the Reporting Persons hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his or its pecuniary interest therein.